As filed with the Securities and Exchange Commission on November 24, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement under Section 13(e)(1) or 14(d)(1) of the Securities Exchange Act of 1934

HCC Insurance Holdings, Inc.

(Name of Subject Company (Issuer))

HCC Insurance Holdings, Inc.

(Name of Filing Person (Offeror))

2.00% Convertible Notes Due 2021
(Title of Class of Securities)

404132 AA 0
(CUSIP Number of Class of Securities)

Christopher L. Martin
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040-6094
Telephone: (713) 744-9647
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

Arthur S. Berner
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Telephone: (713) 547-2576

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 18, 2004 and Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 16, 2004 by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”), relating to the offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $172,442,000 of the Company’s 2.00% Convertible Exchange Notes due 2021 (the “New Notes”) for a like principal amount of the Company’s issued and outstanding 2.00% Convertible Notes due 2021 (the “Old Notes”) from the registered holders thereof (the “Holders”) upon the terms and subject to the conditions contained in the Offering Memorandum dated October 18, 2004 (the “Offering Memorandum”) and the related Letter of Transmittal. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 11. Additional Information

     Item 11(b) of the Schedule TO is hereby amended and supplemented to read as follows:

     (b) Other Material Information.

     On November 23, 2004, the Company issued a press release announcing the completion of the Exchange Offer, which is attached hereto as Exhibit (a)(1)(vi).

Item 12. Materials to be Filed as Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

     (a)(1)(vi) Press Release, dated November 23, 2004

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2004	HCC INSURANCE HOLDINGS, INC.
	By:	/s/ Edward H. Ellis, Jr.
Edward H. Ellis, Jr.
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(vi)	Press Release, dated November 23, 2004